February 7, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lynn Dicker Review Accountant Mail Stop: 6010

RE:	QLogic Corporation Form 10-K for the fiscal year ended April 1, 2007 Form 10-Q for the quarterly period ended September 30, 2007 File No. 0-23298
Ladies and Gentlemen:
QLogic Corporation (“we” or the “Company”) received your letter dated January 25, 2008 (the “Staff Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) related to the above-referenced filings. Set forth below are our responses to the Staff Comment Letter.
Form 10-K for the fiscal year ended April 1, 2007
Item 6. Selected Financial Data, page 20
1.	Please revise future filings to describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or dispositions of business operations that materially affect the comparability of the information reflected in selected financial data. In this regard we note an increase in fiscal 2007 operating expenses that appears to be related to acquisitions as well as your adoption of SFAS 123R.
Response. We will revise Selected Financial Data presented in future filings to include a description (or a cross reference to the discussion elsewhere in the filing) of factors that materially affect the comparability of the Selected Financial Data presented. In relation to the increase in operating expenses in fiscal 2007, we will address in future filings material items that affect comparability between periods presented, including the timing of the adoption of SFAS 123R and the timing of acquisitions.

Securities and Exchange Commission
February 7, 2008
Page Two
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Liquidity and Capital Resources, page 30
2.	We note from your market risk disclosures on page 35 that a portion of your investment portfolio consists of asset and mortgage-backed securities. If these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the specific nature of the asset and mortgage-backed securities, indicate what factors may affect the value of those securities, and disclose any material risks. Add any appropriate disclosure required by Regulation S-K Item 305.
Response. We do not believe the asset and mortgage-backed securities in our investment portfolio are reasonably likely to affect our financial condition in a material way as only a small portion of our portfolio is invested in such securities and due to the short-term nature of our portfolio. We have added the following additional disclosure to Part I, Item 3 of our Form 10-Q for the quarterly period ended December 30, 2007 and will revise future filings to address the Staff’s comment:
“There is currently significant turmoil in the credit market, principally due to the issues in the mortgage industry. These market conditions have also impacted the value and liquidity of auction rate securities. We believe the risk to our financial condition related to the current market environment is not material.”
Item 8. Financial Statements and Supplementary Data, page 36
Note 9. Stockholders’ Equity, page 57
Stock-Based Compensation Expense, page 59
3.	We note that you used a combination of historical and implied volatility. Discuss your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 in relying on a blended volatility. As applicable, please revise future filings to provide the disclosures in Question 5 of SAB Topic 14.D.1. Please also expand your disclosures in the Critical Accounting Policies section to address your use of a blended volatility.

Securities and Exchange Commission
February 7, 2008
Page Three
Response. We have added the following additional disclosure in Part I, Item 2, Critical Accounting Policies, of our Form 10-Q for the quarterly period ended December 30, 2007 and will include such language in future filings to address the Staff’s comments.
“In estimating expected stock price volatility, we use a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock.”
In addition, we will expand the disclosure in the notes to consolidated financial statements included in our future Form 10-K filings to address the factors considered and disclosures required in SAB Topic 14.D.1 to address the Staff’s comments.
Form 10-Q for the quarterly period ended September 30, 2007
Item 4. Controls and Procedures, page 20
4.	We note that your disclosure controls and procedures were effective “to ensure that information required to be disclosed ... in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response. We have revised the language under Part I, Item 4, Controls and Procedures, of our Form 10-Q for the quarterly period ended December 30, 2007 and will revise the language in future filings to incorporate the language in the Staff’s comment.

Securities and Exchange Commission
February 7, 2008
Page Four
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or if you need additional information or clarification, please feel free to contact the undersigned at (949) 389-7525.
Sincerely,
QLogic Corporation
/s/ Douglas D. Naylor

Douglas D. Naylor
Vice President of Finance and Interim Chief Financial Officer
Cc:	Eric Atallah — Securities and Exchange Commission